Exhibit 99.1

Velocium, Inc., a High Performance Compute Company Optimized for AI, to go public on Nasdaq via Merger with Maquia Capital Acquisition Corp.

Velocium is installing advanced computing capacity based on revolutionary high efficiency, high performance compute and AI- focused Velocium processing units (“VPUs”). Velocium eliminates idle capacity in an industry that’s grown exponentially and will continue to do so for the next decade. While also being dramatically more energy efficient than traditional data centers, Velocium aims to reduce latency for its customers and will go Public on Nasdaq via a Merger with Maquia Capital Acquisition Corp.

•	Velocium’s processing units (VPUs) feature high density compute capacity and will address the growing demand driven by AI, HPC, and big data, by employing faster and more energy efficient AI infrastructure. VPUs significantly lower expenses for Velocium and its customers.

•	Velocium has negotiated a supply framework for a revolutionary universal processor. The processor is approximately 3x faster and10x more energy efficient than the current market offerings.

•	Velocium’s revolutionary chip architecture performs the function of GPU, CPU, and TPUs all on one universal processor. This novel architecture significantly leads to advantages in computing speed and energy efficiency.

Miami, Florida, July 18, 2024 (GLOBE NEWSWIRE) -- Velocium, Inc., a groundbreaking high performance compute and artificial intelligence infrastructure company, is launching its innovative cloud solution. By utilizing proprietary VPUs designed to consolidate CPU, GPU, and TPU functions on a single chip, Velocium aims to create a flexible and versatile development environment for large language models and inference.

Velocium, Inc. ("Company") and Maquia Capital Acquisition Corp. (NASDAQ: MAQCU) ("Maquia"), a publicly traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement that will result in Velocium, Inc. becoming a publicly listed company. The transaction values the Company at $445,000,000.

Upon closing, the surviving Company is expected to be named Velocium with its common stock trading on The Nasdaq Stock Market under the symbol of “VAI.” The company will continue to be headquartered in Miami, Florida and led by its CEO, Daniel Kochis.

Mr. Kochis points out “The combination of Velocium and Maquia is an exciting step forward in providing high performance computing capability to the market. As we look towards the future of artificial intelligence, it is crucial to consider its broader impact on our infrastructure and environment. Analysts estimate that the overall increase in data center power consumption due to AI will reach approximately 200 terawatt-hours per year between 2023 and 2030. By 2028, it is expected that AI will account for about 19% of data center power demand. Our planned solutions assist in making data processing more energy efficient in several aspects.”

Daniel has a proven track record of driving strategic growth through successful deal-making. He played a key role in Alibaba’s first US acquisition, subsequent international expansions, and strategic partnerships that increased its market cap by over $15 billion. More recently, as one of the first employees at Chainlink and its Head of Global Partnerships, Daniel helped establish the company as the industry standard for Web3 middleware. He facilitated over 500 strategic partnerships, resulting in over $11 trillion in transactional value.

As another member of the executive team, Nicholas Wise, V.P. Government Relations, has stated, “As we navigate the rapid growth of our digital economy, it's important to recognize the significant energy demands of data centers on US infrastructure and how Velocium minimizes that stress.”

Nicholas speaks from his long experience in government and representing large public corporations. His background includes serving as Deputy Assistant Attorney General at the U.S. Department of Justice for developing and implementing legislative policy and acting as the principal liaison to the White House and Congress.

Additional information about the proposed transaction, including a copy of the definitive business combination agreement, will be included in one or more Current Reports on Form 8-K to be filed by Maquia with the Securities and Exchange Commission ("SEC") and available at www.sec.gov.

Contact:

Guillermo Eduardo Cruz
Maquia Capital Acquisition Corporation
50 Biscayne Boulevard, Suite 2406, Miami, FL 33132
E-mail: guillermo@maquiacapital.com
Telephone: (785) 758-8872